Exhibit 4.33

TFM-TMML
Nuevo Laredo Cargo
December 15, 2004

RAIL TRANSPORTATION AGREEMENT dated and effective as of December 15, 2004, between TMM Logistics, S.A. de C.V., a Mexican corporation (“TMML”), and TFM, S.A. de C.V., a Mexican corporation (“TFM”).

RECITALS

I.	TFM represents that:

A.	It is a corporation duly incorporated and existing under the laws of the United Mexican States (“Mexico”).

B.	The execution, delivery, and fulfillment of this Agreement by TFM fall within its corporate purposes, (i) have been duly authorized by all the necessary corporate acts, and (ii) do not contravene its current by-laws, or any law or contractual restriction binding or affecting it.

C.	This Agreement is a valid and binding obligation of TFM, enforceable against it in accordance with the terms hereof.

D.	It has the ability and material, technical, human and economic resources necessary to provide the Services (as defined below) under the terms and conditions set forth in this Agreement in a professional way and under the safety standards set forth in applicable laws.

E.	No consent, approval, authorization, registration, notification, or act from, to, or by any person is required for TFM’s execution, delivery, performance, and consummation of this Agreement.

F.	TFM’s Federal Taxpayer Number is TFM9705062E1.

G.	it has all necessary licenses, permits, authorizations and concessions, necessary to carry out the Services in the terms and conditions set forth in this Agreement.

H.	Its representative has the powers and faculties necessary to execute this Agreement, which as of the date hereof, have not been revoked, restricted or modified in any way.

II. TMML represents that:

A.	It is a corporation duly incorporated and existing under the laws of Mexico

B.	It is a Mexican transportation company that, directly and indirectly, offers transportation related services from and between the United States of America, Canada, and Mexico, and within Mexico.

C.	The execution, delivery, and fulfillment of this Agreement by TMML fall within its corporate purposes, (i) have been duly authorized by all the necessary corporate acts, and (ii) do not contravene its current by-laws, or any law or contractual restriction binding or affecting it.

D.	This Agreement is a valid and binding obligation of TMML, enforceable against it in accordance with the terms hereof.

E.	No consent, approval, authorization, registration, notification, or act from, to, or by any person is required for TMML’s execution, delivery, performance, and consummation of this Agreement.

F.	TMML’s Federal Taxpayer Number is TLO900713NE3.

G.	Considering the truthfulness and accuracy of the representations of TFM herein, TMML desires to execute this Agreement under the terms and subject to the precise conditions established herein.

H.	Its representative has the powers and faculties necessary to execute this Agreement, which as of the date hereof, have not been revoked, restricted or modified in any way.

     ACCORDINGLY, in consideration of the foregoing and the defined terms covenants and agreements contained in this Agreement, the parties hereby expressly agree pursuant to the following:

CLAUSES

I. Purpose.

     Subject to the terms and conditions contained in this Agreement, TFM shall provide the “Services”, as defined in Clause III of this Agreement for the benefit of TMML and its third party customers as arranged by TMML (i) in both directions between the origins and destinations set forth on Exhibit A (the “Routes”), and (ii) in both directions between other origins and destinations not set forth on Exhibit A but that may hereafter be agreed upon in writing by the parties and added to this Agreement by way of an amendment executed and delivered in accordance with Clause XX(C) (collectively, the “Other Routes”). If the parties agree in writing to add Other Routes to this Agreement, the rates applicable for the Other Routes, shall be agreed upon by the parties to this Agreement. Subject to the terms and provisions of this Agreement, such rail transportation services shall be provided pursuant to TFM’s regularly established train schedules. If any conflict arises between the terms of this Agreement and any schedule, circular, tariff or other rule or regulation published by TFM (other than those ordered by law or governmental authorities), the terms of this Agreement shall control.

II. Term of Agreement.

     The term of this Agreement will begin on the “Effective Date”, and the same shall be in full force an effect for a period of three (3) years (the “Initial Term”). At the expiration of the Initial Term, this Agreement shall, without any action being required on the part of any party hereto, automatically renew for an additional term of two (2) years (the “Renewal Term”), unless either party delivers a written notice (a “Non-renewal Notice”) to the other party stating that the delivering party does not want this Agreement to renew automatically. To be effective, the Non-renewal Notice referred to in the immediately preceding sentence must be delivered in accordance with Clause XVIII to the other party with at least ninety (90) days in advance to the expiration of the Initial Term. Assuming proper and timely delivery of such notice, this Agreement will terminate at the end of the Initial Term or the Renewal Term in which notice is given. Once properly and timely delivered, a Non-renewal Notice shall be irrevocable, unless otherwise agreed in writing specifying this Clause II and signed and delivered by the other party. Anything contained in this Clause II to the contrary notwithstanding, each party shall have the right to terminate this Agreement at any time “for cause” pursuant to Clause XIV.

III. Obligations of TFM.

A. During the term of this Agreement TFM shall provide for the trailers and containers specified in subsection B. of this Clause III, the following services contained in (1) through (6) of this Clause III. A, including the rail transportation, hereinafter “Services”, pursuant to this Agreement, either directly or indirectly through its Affiliates and third party subcontractors, at the rates set forth on Exhibit A:

(1) when and as requested and directed by TMML, the safe and expeditious loading and unloading of containers and trailers from rail cars at TFM Controlled Terminals (as defined in Exhibit “B”) and at non-TFM Controlled Terminals through arrangements made by TMML with the owners and operators thereof;

(2) transportation-related services at TFM Controlled Terminals (i) enclosed, lighted and secure storage for such volumes of loaded and empty containers and trailers as are tendered to TFM by TMML, and (ii) gate procedures to assure safe and efficient access to and egress from such terminals, including in-gate and out-gate inspections of trailers and containers, and preparation of related documentation;

(3) obtain and maintain, at TFM’s own expense, all licenses and permits required to carry out the Services;

(4) TMML with timely and accurate notification of arrival and availability of shipments at TFM controlled intermodal terminals, and of interchange to connecting carrier(s);

(5) establish procedures to ensure that only authorized individuals take physical possession of trailers and containers, and equipment property of TMML at TFM’s terminals; and

(6) provide timely and accurate notification of the in-gate and out-gate times for each shipment, along with the physical condition of the trailers, containers and equipment at the time of interchange.

B. The provisions of the Agreement will only apply to shipments specified in this subsection B. Within thirty (30) days of the execution of this Agreement, TMM shall provide TFM with a list of 300 trailers in the TMM Pool leased or owned by TMM as of December 2, 2004, “TMM Pool Equipment” and the 110 TFM Pool trailers, “TFM Pool Equipment”. A list of the TMM Pool Equipment and the TFM Pool Equipment shall be attached hereto as Exhibit D.

(1) Shipments in TMM Pool Equipment and TFM Pool Equipment included on the list provided pursuant to this subsection by TMM; and

(2) A number of shipments in third party equipment which is no greater than one hundred and twenty-seven percent (127%) of the number of shipments that moved in the corresponding month in 2004 on behalf of TMM in third party equipment.

(3) In the event a piece of Additional Equipment is damaged, destroyed or removed from service for maintenance, TMM may on one occasion for each piece of Additional Equipment, during each calendar year, substitute a similar piece of equipment for the one removed from service, provided it notifies TFM in writing, of the identifying marks and numbers of the substitute equipment at least twenty (20) days prior to the date the substitute equipment is placed in service.

C.	TFM shall provide such Services in a timely, reliable and safe manner.

D.	The parties agree to use their best efforts to make the Services provided under this Agreement more efficient for both parties.

IV.	Obligations of TMML.

A, TMML shall be responsible for the following matters under this Agreement:

(1) providing prompt payments to TFM in accordance with Section V of this Agreement;

(2) providing TFM with accurate, complete and timely shipping information regarding loaded or empty Containers and Trailers delivered to TFM for transportation under this Agreement;

(3) providing TFM with the trailers and containers in good condition, and suitable for the railroad transportation in accordance with the applicable laws, rules, regulations including AAR Regulations; and

(4) providing TFM, every six (6) months, with volume projections of the number of Trailers and Containers to be delivered to TFM for transportation under this Agreement on a monthly basis during the next six (6) months. Such volume projections shall be reviewed under a monthly basis.

(5) making arrangements at non-TFM Controlled Terminals for handling Trailers and Containers under this Agreement.

V. Payments to TFM.

A. TMML shall pay TFM for Services rendered under this Agreement within thirty (30) calendar days after TMML’s receipt of TFM’s invoice for such Services. TMML’s payment shall be made in Mexican Pesos via electronic transfer to TFM’s specified bank account. TMML shall be required to pay only TFM for the Services, and TFM shall pay, any required division of revenue to any other railroad involved in an interchange in Mexico required by TFM to provide the Services under this Agreement. Within thirty (30) calendar days following the end of each calendar month, TFM shall prepare and deliver to TMML a complete and accurate summary invoice detailing the receipt of such payment and all Services rendered during the calendar month to which such invoice summary relates.

B. If TMML fails to make payments on or before the Payment Date, TMML shall, in addition to any outstanding amounts pay interest, compounded daily, on the unpaid amount equal to the TIE as published by the Banco de Mexico in the Diario Oficial del la Federation on the date for payment of the amounts owed by TMML, plus five (5) percentage points until all outstanding amounts have been paid. The interest shall be calculated on the basis of a year of 360 days and multiplied by the number of days in excess of the Payment Date. In case the TIE rate is no longer published, TFM shall inform TMML the new reference rate to calculate the interest applicable pursuant to this Section.

VI. Undercharge or Overcharge Claims.

A. Any claim by TFM that a freight bill has been underpaid by TMML or any claim by TMML that it overpaid TFM for transportation services shall be finally resolved by the parties pursuant to the following provisions:

(1) For the purposes of this Section, all claims for disputed amounts must be provided in writing to the other party within the following one year after the shipment date;

(2) TMML shall immediately pay any undisputed amounts owed to TFM for the transportation services rendered in the corresponding period (“Undisputed Amounts”);

(3) For any disputed amount, the party (the “Claiming Party”) which claims that an underpayment or overpayment was made shall notify the other party in accordance with Section XVIII of this Agreement. Within fifteen (15) business days of such notification, the Chief Financial Officers of both parties, in good faith, shall enter into negotiations to solve the dispute.

VII. Equipment.

A. General. TFM is responsible for supplying locomotives, railcars and end of train devices if necessary for providing the Services (the “Equipment”). TMML shall be responsible for providing the containers, trailers, and other additional equipment agreed and identified by the parties as such (the “Additional Equipment”).

B. Maintenance of Equipment. Maintenance of all Equipment used in providing the Services shall be responsibility of TFM.

C. Maintenance of Additional Equipment. Maintenance of all Additional Equipment shall be responsibility of TMML.

VIII. Terminal Services.

A. At the TFM Controlled Terminals TFM shall provide or arrange for sufficient cranes, lift devices, yard tractors and other terminal equipment necessary to provide the Services in a safe and expeditious manner. Subject to TFM’s ordinary operations, internal policies, and the TFM’s Controlled Terminal specific conditions, TMML shall have the right to request TFM to follow a specific sequence, when TFM shall load or unload the Containers/Trailers tendered by TMML to TFM under this Agreement.

B. TFM shall permit TMML personnel access to all TFM Controlled Terminals. TMML hereby assumes liability for and agrees to indemnify TFM for death of or injury to TMML personnel while on or about TFM Controlled Terminals.

IX. New Regulations.

       Both parties agree that prompt notification must be given to the other party upon receipt of any information regarding new or changed laws, rules or regulations affecting the traffic between the two parties and both shall cooperate in seeking immediate alternatives for the provision of the Services set forth herein, including but not limited to: (i) amending this Agreement pursuant to Section XX.C to reflect new conditions according to the new laws, rules or regulations, or (ii) if agreed by the parties, putting forward any relevant legal action, as the case may be against such new laws, rules or regulations.

X. Service Standards.

A. The TFM’s schedules for transit times, departures and arrivals for the railroad transportation Services (the “Service Standards”) shall be reviewed at such times as may be requested by either party, but not more often than once every six (6) months to determine if the

Service Standards can be improved or otherwise need to be modified, and if so the specific timeframes for implementing such improvements or modifications. Both parties acknowledge and agree that the Service Standards of this Agreement are approximate, and that both parties shall use their best efforts and shall cooperate between them under good faith to achieve such Service Standards. Under no event, failure to meet Service Standards agreed by TFM and TMML under this Agreement shall be construed as a breach of the provisions of this Agreement by any of the parties herein.

B. For the purposes set forth below in this Section, the Service Standards shall be measured, from the time of actual departure from a TFM-Controlled Terminal or a Non-Controlled Terminal to the time of unloading at a TFM’s Controlled Terminal or delivery to a Non-Controlled Terminal, or interchange to another carrier. Both TMML and TFM shall maintain and exchange records showing TFM’s actual performance in a format reasonably acceptable to both parties. Within thirty (30) days after the end of each calendar month during the term of this Agreement, TMML shall provide TFM with a report showing the extent to which TFM met the Service Standards in the immediately preceding month. Within the following ten (10) business days after due receipt of the relevant report, parties to this Agreement shall hold an operational meeting to review the actual performance relevant to the Service Standards and, consistent with the first paragraph of this Section, take the measures necessary and appropriate to improve performance relative to those standards

C. Further, both parties agree that if TMML shipments miss the original planned connection, TFM will use its best reasonable commercial and operative efforts to prioritize such shipments so that they move on the next available train.

XI. Spot Market Opportunities.

       In addition to (and not by way of limitation of) any other provision contained in this Agreement, TMML and TFM will discuss ways to utilize TFM’s available Equipment or TMML’s available Additional Equipment for their respective customers on a spot basis with a view toward increasing the amount of intra-Mexico business arranged by TMML and placed with TFM, and will negotiate with one another in good faith on terms providing for a rapid response to new business opportunities.

XII. Liability of TFM and/or TMML for Freight Loss or Damage.

A. TFM will be liable for loss and damage to shipments according to the following conditions and limitations:

(1). Liability Limit - TFM will be liable for loss and damage to shipments up to a limit of $100,000 (U.S.D.) per Container or Trailer as outlined below. The shipper may obtain insurance coverage for the value of a shipment over $100,000 per Trailer or Container.

(2). Located Damage - Up to the liability limit provided in Clause XII.A.(1), TFM will be liable for loss or damage determined to have occurred while in the possession of TFM or its agents as follows:

a. Accidents and Derailments — TFM will be liable for loss or damage to the cargo due to accidents and derailments while the trailer or container is in the care and custody of TFM or its agents except: if the accident or derailment is caused by defective track or road bed owned or maintained by the shipper or its agents, is caused by a defect of the cargo being transported or is caused by the improper loading, blocking or bracing of the cargo.

b. Theft — TFM will be liable for loss due to theft while the shipment is in the care and custody of TFM or its agents, if the Trailer or Container seals were intact when the shipment was received by TFM or its agents at a terminal or interchange and the seal is found to be missing when the Trailer/Container was delivered at destination or interchange.

(3). Liability Exclusions - In addition to any other “reasons which would cause TFM not to be liable for damage to shipments moving under this Agreement, TFM will not be liable for loss or damage to the cargo or equipment due to, including but not limited to, the following events:

a.	Force Majeure

b.	Acts of God.

c.	War/Riots/Insurrection.

d.	Terrorism.

e.	Labor strikes.

f.	Negligence of the shipper or consignee.

g.	Wastage.

h.	Inherent defects of the commodity.

(4). Claim Payments - The preferred method of claim payment is “Cargo Note or Invoice” to be applied to future freight charges. If that is impractical, arrangements can be made for another method of payment.

(5). Other Conditions to TFM Liability - The following conditions must be met to establish TFM liability:

a. Load must conform to AAR published loading standards and the loading standards of the origin railroad.

b. Loads held for U.S. or Mexican Customs will be considered under the responsibility of the shipper.

c. Receiver must notify TFM or the destination railroad of any loss or damage at the time of delivery and provide TFM or the destination railroad the opportunity to inspect the damaged cargo while the shipment is under load, if possible, but not later than twenty-four (24) hours after delivery.

d. Trailers and containers not moving under railroad interchange rules will be considered part of the shipment. The depreciated value or repair of Trailers and containers will be included in the $100,000 liability limit.

e. In case of assault or theft, owner or person or entity entitled to possession of who has the rights over the shipment or Trailer or Container must file a formal criminal complaint with the authorities and provide TFM a copy.

f. Trailers and containers will be considered delivered without loss or damage if not removed from the TFM terminal within two (2) days from notification of the availability of the trailer or container for pickup.

g. The value of the cargo declared for U.S. or Mexican Customs and the depreciated value of the Trailer or Container, in accordance AAR Rules, will be the maximum value of the shipment for adjusting the claim.

h The beneficial owner of the cargo or the shipper must minimize the amount of the claim by repairing or salvaging the damaged product.

i In case the rights to a claim are assigned or transferred to an Insurance Company or Recovery Firm, the adjustment process will be carried out in base conditions established in the Bill of Lading and Mexican Law (Ley Reglamentaria del Servicio Ferroviario y su Reglamento).

(6). Claim filing procedures: Method of claim filing procedures shall be as follows:

a. Time Limit — All claims must be filed with TFM within nine (9) months of the Bill Of Lading date.

b. Documentation — The following documentation must be included with each claim:

i. Claim presentation letter, detailed amount and concept of the claim.

ii. Letter of subrogation of claim rights (if not previously provided to TFM).

iii. Copy of the Bill Of Lading.

iv. Copy of the Commercial Invoice.

v. Packing List, which includes weight of cargo.

vi. Proof of payment of freight charges and services rendering (Copy of Freight Invoice).

vii. Copy of the in gate (origin) and out gate (destination) inspection reports including seal numbers.

vii. Origin and destination loading/unloading tallies (if loss is involved), unless subject to Shippers Load Count & Seal.

viii. Copy of agreed to loss or damage inspection report (Confronta) or TFM Inspection Log Number if inspection rights are waived.

ix. Proof of the value of cargo (Copy of purchase invoice and customs declaration).

x. Itemized invoice for the loss or damage including value and disposition and value of any salvage.

xi. In case of stolen or assault customer has to submit copy of the complaint filed with the appropriate authority.

(7) Freight Payment:

a. All freight charges have to be paid in full by Client/Customer before submitting any claim.

b. TFM will process all TMML and customer claims for damages to or losses of cargo and Equipment when such damage or loss is incurred while in the possession of TFM (or its agents, contractors or vendors) serving Mexico City and/or the Mexico City intermodal terminals, and TFM shall seek reimbursement of such damages and losses from its agents, contractors or vendors, as applicable.

XIII. Independent Contractors.

     TFM and TMML shall perform their respective duties and obligations under this Agreement as independent contractors, and each shall be solely responsible for hiring, terminating, paying and directing its own officers, employees and agents. TMML shall be obligated to indemnify TFM from and against any and all claims, lawsuits, costs or expenses brought by or resulting from any legal action by any TMML employee against TFM wherein it is alleged that TFM is liable to the TMML employee by reason of an alleged employment relationship between them. TFM shall be obligated to indemnify TMML from and against any and all claims, lawsuits, costs or expenses brought by or resulting from any legal action by any TFM employee against TMML wherein it is alleged that TMML is liable to the TFM employee by reason of an alleged employment relationship between them.

XIV. Termination For Cause.

A. The parties agree to work together in good faith to attempt to reach mutually satisfactory solutions to joint problems before exercising any right under this Agreement to unilaterally terminate this Agreement. However, after consulting with the other party in an attempt to resolve such problems, either party may terminate this Agreement, without liability to the terminating party, upon the giving of at least sixty (60) days’ written notice only under the following circumstances:

(1) insolvency or bankruptcy of the other party;

(2) a breach by the other party, which, if curable, remains uncured beyond a (20) twenty day cure period that commences at the time of delivery of the written termination notice; or

(3) termination, expiration or revocation of any of the other party’s permits, authorizations, concessions or licenses required to lawfully perform its duties and obligations under this Agreement; provided, however, that the party seeking termination may not terminate this Agreement if the other party cures or is in the process of curing such termination, expiration or revocation cause within sixty (60) days after receiving the written notice from the party seeking termination.

B. A party’s right to terminate this Agreement pursuant to this Clause XIV shall not be its exclusive remedy for the other party’s breach of its duties and obligations under this Agreement, it being understood that the terminating party shall have the right to pursue any other remedies that may be available to it at law, in equity, or under the terms and provisions of this Agreement. Anything contained in this Agreement to the contrary notwithstanding, the remedies available to a party at law, in equity, or under the terms and provisions of this Agreement shall exclude punitive, exemplary and consequential damages.

IV. Arbitration.

     Any and all disputes between the parties related to this Agreement, concerning the meaning of this Agreement, or concerning the parties’ rights, obligations or performance under this Agreement that cannot be resolved by the parties within three (3) months after the initial presentation of such dispute by one party to the other, shall at the request of either party be submitted to binding arbitration pursuant to the Commercial Arbitration Rules of the American Arbitration Association (the “Arbitration Rules”), to be decided by three (3) arbitrators appointed in accordance with the Arbitration Rules, except that the parties may mutually elect to have the dispute decided by only one (1) mutually acceptable arbitrator, In any case, the arbitrator(s) shall have expertise in the area of rail and/or intermodal freight transportation or Mexican Law. The language used in such arbitration shall be the English language. The dispute shall be decided (i) pursuant to the Arbitration Rules, (ii) on the basis of the terms and provisions of this Agreement, (iii) with reference to practices in the transportation industry, and (iv) in accordance with applicable laws of Mexico. The arbitration proceeding shall be held in Houston, USA. Any dispute to be resolved by arbitration hereunder shall be heard by the arbitrator(s) within sixty (60) days of their selection and decided within thirty (30) days after the presentation and submission of all evidence, legal arguments and legal briefs (if briefs are requested by the arbitrators). The award of the arbitration tribunal will be final and conclusive for all purposes, except for gross error. The prevailing party may execute the award before the competent tribunals of the Federal District, Mexico, to which the parties expressly submit themselves, and hereby waive to any other forum or jurisdiction afforded to them by law or by any other reason. In addition, the prevailing party shall be entitled to recover reasonable attorneys’, accountants’ and expert witness fees, plus reasonable discovery, travel and arbitration fees and expenses.

XVI. Force Majeure.

     If either party is precluded from performing its duties and obligations under this Agreement, in whole or in part, solely as the result of (i) an act of God, such as an earthquake or a hurricane (but not an ordinary storm or inclement weather conditions), (ii) a lawful governmental act, (iii) a strike, lockout or similar labor action or dispute (provided that the non-performing party did not act unreasonably in causing or prolonging such strike, lockout or labor dispute), (iv) a war, riot, sabotage, insurrection, blockade or terrorist act, (v) derailment, (vi) terrorism or (viii) any other event beyond the control of the non-performing party, such non-performance shall be excused as long as it continues to be precluded by the force majeure event. The party claiming a force majeure event as the reason for non-performance shall notify the other party in writing within twenty-four (24) hours after it has knowledge of the occurrence of the force majeure event. Such notice shall include the cause of the event, the efforts being made to mitigate it and the event’s estimated duration. If the other party disagrees that the cited event is a legitimate force majeure event, it shall so notify the non-performing party in writing within twenty-four (24) hours of its receipt of the force majeure notice. If a party receiving a notice of force majeure disputes whether an event is a legitimate force majeure event as contemplated by this Agreement, and the parties cannot resolve the dispute within thirty days of the notice of parties contention an event is not an event of force majeure under this Agreement the dispute shall be resolved through arbitration pursuant to Clause XTV hereof. In the event the force majeure condition continues unabated for sixty (60) days or more, then the party not subject to such force majeure shall have the right to terminate the Agreement if the non-performance of one party is resulting in material adverse consequences to the other party.

XVII. Confidentiality and Non-Disclosure.

     The parties agree that the terms and provisions of this Agreement are confidential and proprietary, and that unauthorized disclosure thereof to customers and/or competitors of either or both or them could be damaging from a commercial or competitive standpoint under many circumstances. Therefore, neither party, during the term of the Agreement and for one (1) year after its termination or expiration, shall misuse, or misappropriate for the purpose of competing with the other party, or disclose to any third party, any financial, commercial or operational terms of this Agreement, including rate information of any kind, customer identities, traffic volumes and commodities moving via the rail service contemplated by this Agreement, train schedules and/or performances, or any other information learned by one party about the other party’s business during the term of this Agreement or the course of the parties’ dealings hereunder, provided the provisions of this Section shall not apply to: (i) disclosure as may be required by law, statute or regulation, (ii) disclosure compelled by a Governmental Entity, or (iii) disclosure authorized by the other party in writing, (iv) information which can be shown to be in possession of the disclosing party prior to the date of this Agreement, (v) information which was received from a third party who was not known to be under an obligation of confidentiality by the receiving party.

XVIII. Notices.

     All notices required or permitted under this Agreement must be in writing and shall be deemed effectively given: upon personal delivery, when delivered to the address provided below or; when sent by certified mail, postage prepaid and return receipt requested; upon transmission, when transmitted by telecopier, facsimile, telex or other electronic transmission method including E-mail, provided that receipt is confirmed and notice is sent by certified mail, postage prepaid and return receipt requested; or when sent by Federal Express or other nationally recognized overnight delivery service. Any such notice shall be sent to the Party to whom notice is intended to be given at its address as shown below:

if to TMML, to:
Avenida de la Cupside 4755
Col. Parques del Pedregal

C.P. 14010, Mexico, D.F.
Attention: GeraldoPrimo

if to TFM, to:

Larry Lawrence
The Kansas City Southern Railway Company

By Courrier Delivery:

427 W. 12th
Kansas City, Missouri 64105

By Regular Mail Delivery:

P.O. Box 219335
Kansas City, MO 64121-9335

     If any of the parties changes its domicile, it will notify the other parties of such change in the manner established in this Clause, otherwise the notices and communications will be effective when sent to the last address provided in accordance with the provisions of this Clause.

XIX. Governing Law.

     This Agreement will be governed by and construed in accordance with the applicable laws of Mexico.

XX. Miscellaneous Provisions.

(A) Entire Agreement. This Agreement (including the Exhibits attached hereto) constitutes the complete and entire agreement between the parties regarding the subject matter hereof and supercedes all prior agreements, understanding, negotiations and discussions between and among the parties hereto with respect to the subject matter hereof. Notwithstanding the foregoing the parties acknowledge and agree to be bound by the Marketing and Services Agreement (“MSA”) Agreement attached hereto as Exhibit “C”.

(B) Remedies. Except when Section XV is applicable or except to the extent otherwise modified by this Agreement the parties each shall have and retain all rights and remedies existing in their favor under this Agreement and at law, to enforce or prevent a breach or violation of any provision of this Agreement, and all such rights and remedies shall, to the extent permitted by applicable law, be cumulative and a party’s pursuit of any such right or remedy shall not preclude such party from exercising or pursuing any other available right or remedy.

(C) Amendment and Waiver. No amendment, modification or waiver of any term or provision of this Agreement shall be binding on either party unless expressly agreed to in writing by both parties. Either party’s failure to strictly enforce any term or provision of this Agreement shall not be construed as a waiver thereof or as excusing the other party from future performance, and it shall not be valid defense against the effort of a party seeking to enforce any term or provision of this Agreement that such party has, on one or more prior occasions, failed to assert its rights or demand the other party’s performance with regard to the term or provision in question.

(D) Successors and Assigns. Neither this Agreement nor any of the rights, benefits or obligations of any party hereunder may be transferred, conveyed, assigned or delegated by such party except as follows:

(1) With the prior written consent of the other party in a writing that expressly refers to this Clause XX (D);

(2) TFM may, subcontract the performance of its obligations under this Agreement provided that (i) TFM shall remain bound by all of its obligations under this Agreement and be liable for any breach or failure to perform or comply with any such obligation on its own part or the part of any subcontractor or third party assignee or delegee (who shall be jointly and severally liable with TFM for and with respect to the delegated obligation), and (ii) TMML shall be entitled to rely on, and look only to, either TFM or the subcontractor or third party assignee or delegee in connection with the performance of, compliance with, or enforcement of the delegated obligation.

(E) Taxes. Each party shall pay and be solely liable for its own rights, taxes, contributions or accessories generated because of this Agreement and to which they are subject because of their revenue, property, customs brokers or for any other reason, according to the corresponding applicable laws.

(F) Counterparts. This Agreement may be executed in two or more counterparts, and each such counterpart shall be deemed to be an original instrument. All such counterparts shall be considered one and the same agreement.

(G) No Third Party Beneficiaries. Except as expressly provided in this Agreement, this Agreement shall not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns.

(H) Certain Defined Terms.

“Additional Equipment” means, the containers and/or trailers and equipment other than locomotives and railcars necessary for the intermodal units to be transported by TFM.

“Affiliate” means, with respect to any Person, (i) a partner, member, owner, shareholder, trustee, director or officer of such Person or of any Person identified in clause (iii) below, (ii) a spouse, parent, sibling or descendant of such Person (or spouse, parent, sibling or descendant of any partner, member, owner, shareholder, trustee, director or officer of such Person or of any Person identified in clause (iii) below), and (iii) any other Person that, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such Person.

“Business Day” means any day that is not a Saturday, Sunday or a day on which banking institutions in Mexico City, Mexico are authorized or required to be closed.

“Container” means a steel container capable of being and equipped to be lifted on and off railcars at the terminals covered by this Agreement.

“Control” means, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Effective Date” means the date KCS acquires control of TFM.

“Equipment” means, locomotives, railcars, trailers when requested by TMML, and end of train devices.

“Governmental Entity” means any domestic or foreign government or political subdivision thereof, whether on a federal, state, provincial or local level and whether legislative, executive, judicial in nature, including any agency, authority, board, bureau, commission, court, department or other instrumentality thereof.

“Person” shall be construed as broadly as possible and shall include an individual or natural person, a partnership (including a limited liability partnership), a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, a business, a Governmental Entity, and any other entity.

“Services” means rail transportation, terminal and all other ancillary services related thereto, including, without limitation, assembling and dissembling of rail equipment and loading and unloading operations. The parties acknowledge and agree that in providing the Services TFM shall make available all necessary locomotives, rail cars, piggy-bags, platforms and any other rail transportation equipment, ancillary services and support as may be necessary in connection with the Services.

“Trailer” means a truck trailer designed to be lifted on and off of railcars and capable of being lifted on and off railcars at the terminals covered by this Agreement.

(I) Interpretation; Construction. The term “Agreement” means this Transportation Agreement together with all Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The title of and the article, Clause and paragraph headings in this Agreement are for convenience of reference only and shall not govern or affect the legal interpretation of any of the terms or provisions of this Agreement.

          IN WITNESS WHEREOF, the parties hereto, intending to be legally bound, have caused this Rail Transportation Agreement to be executed by their duly authorized officers as of the day, month and year first above written.

TMM Logistics, S.A. de C.V.

By:	/s/ Horacio Reyes

Name:	Horacio Reyes
Title:

By:	/s/ Silverio Di Costanzo

Name:	Silverio Di Costanzo
Title:

TFM, S.A. de C.V.

By:	Carlos Aguilar

Name:	Carlos Aguilar

Title:

List of Exhibits

Exhibit “A”	Routes and Rates

Exhibit “B”	TFM Controlled Terminals

Exhibit “C”	Marketing and Services Agreement

Exhibit “D”	TFM-Owned Equipment List

Appendix “E-1”	TFM’s Cost Components

Exhibit “A” Page 1
Routes and Rates

TMML — Owned Equipment
Trailer 53´ provided without charge to TFM

Rates in
Mexican Pesos

NUEVO LAREDO — CONTRIMODAL / PANTACO
Loaded $4,860
Empty $1,725

NUEVO LAREDO — MACLOVIO HERRERA
Loaded $4,704
Empty $1,725

NUEVO LAREDO — QUERÉTARO
Loaded $4,725
Empty $1,725

CONTRIMODAL / PANTACO — NUEVO LAREDO
Loaded $2,660
Empty $230

MACLOVIO HERRERA — NUEVO LAREDO
Loaded $3,470
Empty $230

QUERÉTARO — NUEVO LAREDO
Loaded $2,660
Empty $230

Private Equipment
Container 48´ & 53´ furnished without charge to TFM

Rates in
Mexican Pesos

NUEVO LAREDO — CONTRIMODAL / PANTACO
Loaded $4,830
Empty $1,162

NUEVO LAREDO — MACLOVIO HERRERA
Loaded $5,290
Empty $1,725

CONTRIMODAL / PANTACO — NUEVO LAREDO
Loaded $2,772
Empty $1,162

MACLOVIO HERRERA — NUEVO LAREDO
Loaded $2,933
Empty $1,725

TFM Equipment
Container/Trailer 48´& 53´

Rates in
Mexican Pesos

NUEVO LAREDO — CONTRIMODAL / PANTACO
Loaded $6,828
Empty $1,725

NUEVO LAREDO — MACLOVIO HERRERA
Loaded $7,137
Empty $1,725

NUEVO LAREDO — QUERÉTARO
Loaded $6,122
Empty $1,725

CONTRIMODAL / PANTACO — NUEVO LAREDO
Loaded $2,660
Empty $230

MACLOVIO HERRERA — NUEVO LAREDO
Loaded $3,470
Empty $230

QUERÉTARO — NUEVO LAREDO
Loaded $2,660
Empty $230

Except as otherwise provided herein, the rates in this Exhibit A will become effective as of the date of the Effective Date of this Agreement and shall be maintained during 2004. The rates shall be adjusted as follows:

(1)	Beginning January, 2005 and each subsequent January during the term of this Agreement, the rates shall be increased (adjustments to be made on January of each year) by the higher of (i) the percentage rate of inflation for the immediately preceding year as published by Banco de México, or (ii) 50% of any increase in the rate paid to TMML, or any affiliate, for the Services.

(2)	If an interline or switch cost is increased by a percentage that is greater than the percentage increased in the rate resulting from the application of the adjustment in (1), such increase in excess of the increase in the rate resulting from application of the adjustment in (1) shall be added to the rates on the dates any such increases are effective. By way of example: if the adjustment in (1) resulted in a ten (10%) percent increase in a rate and an interline carrier had a charge of $100; which the interline carrier raised $115. The rate would be increased by $5 which represents the amount of increase in the charge of the interline carrier over and above the percentage increase in the rate TFM would have received under (1) applicable to the interline carrier’s charge.

(3)	In no event will the rates applicable to services provided under this Agreement be less than twenty percent (20%) over long run variable cost. Within thirty (30) days after the end of each calendar quarter during this Agreement, TFM, at its option, may review each of the above rates to determine if each rate has produced a return to TFM of at least 120% of TFM’s long run variable cost for handling the shipments or equipment moving under the rate. If application of any rate has produced a return of less than 120% of TFM’s long run variable cost during the prior calendar quarter, the rate will be raised to a level which will produce a return of 120% and TMML will pay the difference between the amounts paid for shipments moving under the rate and the amount that would have been paid had the rate established under this provision been in effect at the beginning of the prior calendar quarter. In determining cost for purposes of this Exhibit, the TFM cost model attached as Appendix El shall be used for one year, thereafter the level of cost for purposes of this Exhibit shall be determined using the Uniform Railroad Costing System (URCS) variable historic cost. In the event application of URCS cost results in a rate level deemed by TMML to be excessive, TMML may at its discretion choose to apply the rate applicable in the prior calendar quarter for a period of six (6) months, after which this Agreement shall terminate, provided the term of this Agreement shall not be extended beyond the date at which it would otherwise terminate,.

Exhibit “B”
TFM Controlled Terminals

Nuevo Laredo Intermodal Terminal
Monterrey Intermodal Terminal “Salinas Victoria”
San Luis Potosi Intermodal Terminal “Interpuerto”

Exhibit C

MARKETING AND SERVICES AGREEMENT

          This MARKETING AND SERVICES AGREEMENT (the “Agreement”) dated as of December     , 2004, but to become effective as hereinafter provided, is made by and among TMM Logistics, S.A. de C. V. (the “Parent” and, together with its Subsidiaries (as defined herein), Affiliates (as defined herein) and joint venture companies, the “Parent Group”), TFM, S.A, de C.V., (the “Operating Company”) and The Kansas City Southern Railway Company (“KCS”) and, together with its Subsidiaries (including the Operating Company and its Subsidiaries) and Affiliates, the “KCS Group”) (the Parent Group and the KCS Group are collectively referred to as the “Parties;” and each individually, a “Party”).

          WHEREAS, Parent and KCS are stockholders of Grupo Transportación Ferroviaria Mexicana, S.A. de C. V. (“GTFM”), which is the parent company of the Operating Company;

          WHEREAS, the Parent Group is engaged in certain operations, including the provision of logistics services, the operation of intermodal facilities, the operation of port facilities, the operation of maritime services and, through the Operating Company, the operation of rail services in Mexico connecting with US and other Mexican rail service providers and certain of these services are provided by members of the Parent Group to the Operating Company and its Subsidiaries;

          WHEREAS, Parent and KCS have entered into the Amended and Restated Acquisition Agreement, dated as of [    ], 2004 (the “Acquisition Agreement”), pursuant to which KCS will acquire all of the interest of Parent and its Subsidiaries in GTFM; and

          WHEREAS, this Agreement is one of the Ancillary Agreements (as defined in the AAA) referred to in the AAA.

          NOW THEREFORE, in consideration of the mutual agreements and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

DEFINITIONS

          “Affiliate” means, with respect to any person, any other person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such person. For purposes of this Agreement, “control” means the power or ability, to control or direct the affairs of any person, whether through the ownership of voting securities, or by contract, and the terms “controlled by” and “common control” shall have correlative meanings.

          “Competitor” shall mean Canadian National Railway, Canadian Pacific Railway Company, Union Pacific Corporation, Burlington Northern Santa Fe Corporation, CSX Corporation, Norfolk Southern Corp., Ferrocarril Mexicano, S.A. de C.V., Ferrocarril del Sureste, S.A. de C.V., Grupo Mexico, S.A. de C.V., the Anschutz Corporation and any other Person who operates a railroad in the United States, Mexico or Canada after the date hereof which, if operated in the United States would be regarded as a Class 1 railroad, Hub Group, Inc., Pacer International, Inc. and any of the respective successors or Affiliates of any of the foregoing.

          “Improper Conduct” shall mean any act which has resulted in harm to the assets or business of the Operating Company or the KCS Group or which involved the receipt of a material improper benefit by any person.

          “Logistics Companies” shall mean a third party company or fourth party company that (i) is not a rail carrier or shipper and (ii) which, as the majority of its business, arranges for the transportation of goods, manages the supply chain (including, but not limited to, inventory management, warehousing, packaging of goods, consolidating and de-consolidating of products, line feeding, pick-up and delivery of goods and all kind of transportation) of goods for others.

          “MFN Services” shall mean any intermodal services (including, without limitation, Trailer on Flat Car (TOFC), Container on Flat Car (COFC), and Road-Railer services) that originate or terminate in Mexico or are ramped or de-ramped at the border of the United States and the United Mexican States (“UMS”) and intermodal services relating to the transportation of automobiles that originate and terminate within Mexico.

          “Subsidiary” of any person shall mean (i) in the case of a corporation, any other person who owns more than 50% of the voting securities of which is, directly or indirectly, beneficially owned by such person (ii) in the case of a partnership or a limited liability company, any person in which such person is a general partner or managing member, as the case may be, or owns more than 50% of the ownership interests therein, and (iii) in the case of any other person, any other person in which such person owns more than 50% of the voting or controlling equity interests in such person.

          Terms used but not defined herein shall have the meanings ascribed to them in the AAA.

     ARTICLE II

     MOST FAVORED NATIONS PROVISIONS

          Pursuant to the terms, conditions and provisions of this Agreement, the Parties shall, as the case may be, perform the following marketing and related services and/or enjoy the following rights pertaining to the following prescribed services (the “Services and Rights”):

     Section 2.1 Most Favored Nations Arrangement.

     (a) During the Term, the KCS Group shall, upon the request of any member of the Parent Group, provide to any member of the Parent Group any of the MFN Services, as defined in Section 2.2 hereof, that the KCS Group or the Operating Company is presently providing or hereafter provides within, to or from Mexico on terms which are no less favorable than the terms for like volumes and services on which such MFN Services are at the time provided to Logistics Companies. The terms of this Agreement shall not apply to any traffic to which an Most Favored Nations clause which was entered into prior to the time KCS acquires control of TFM applies.

     (b) The rights of the Parent Group under this Section 2.1 may not be, in whole or in part, directly or indirectly sold, transferred, assigned or otherwise conveyed by the Parent Group or any member thereof to any other Person other than to any Affiliate of the Parent Group who has agreed in writing to be bound by all of the provisions of this Agreement and a copy of such writing has been delivered to Operating Company. For purposes of this Agreement a merger of Parent or another member of the Parent Group with another person will constitute an indirect transfer unless, after such merger: (1) such other person is an Affiliate of the Parent Group or (2) persons who in the aggregate control a majority of the voting stock of Parent or an Affiliate of Parent controls a majority of the voting stock of such other person.

     (c) Notwithstanding subsection (a) of this Section 2.1 or any other provision of this Agreement to the contrary, in the event that the KCS Group determines that there is an economic benefit to any member of the KCS Group from not complying with Section 2.1 (a) with regard to any specific shipper, then, upon written notice to the Parent Group expressly referencing this Section 2.1(c) and stating that KCS Group will not comply with Section 2.1 (a) with respect to said shipper, such non-compliance shall be excused with respect to said shipper for the term of this Agreement and the Operating Company’s and KCS Group’s failure to comply with Section 2.1 shall not be deemed to be a breach of this Agreement. In the event that KCS Group gives such a written notice to the Parent Group more than three times during the Initial Term of this Agreement, then the written notice must be accompanied by a payment in the amount of Fifty Thousand Dollars (US$50,000.00) for the written notice to be effective to excuse performance under Section 2.1 (a).

     Section 2.2. Exclusive Right to Provide Road-Railer Services. During the Term of this Agreement, the Parent Group shall have the right to be the exclusive provider of Road-Railer freight services over the Operating Company’s rail system within Mexico, including the Nuevo Laredo-Mexico City corridor. The KCS Group agrees that it will not sell, market or otherwise provide such services either directly or indirectly through any other person over the Operating Company’s rail system within Mexico, including the Nuevo Laredo-Mexico City corridor. All of the prices charged to customers by Operating Company for such services shall be determined from time to time by the Operating Company. Parent Group agrees not to: (i) permit any third party, directly or indirectly to use all or any part of the rights granted in this section under the guise of doing its own business or (ii) to make any agreement to handle as its own Road-Railer equipment of any other third party which in the normal course of business would not be considered the equipment of Parent Group.

     Section 2.3. Intermodal Services. To the extent that the Operating Company determines to utilize a third party to operate its intermodal terminals within Mexico or to provide other services of the type which are the subject of this Agreement (including, without limitation, inspection, pre-trip, repair of cars, chassises, trailers and containers, finished vehicles yard management, loading and unloading of cars from railcars) at any time during the Term of this Agreement, the Parent Group, to the extent that the members of the Parent Group actually perform such services with their own employees, shall be preferred to operate such intermodal terminals or to provide such services over any unrelated third party, provided, in the Operating Company’s sole judgement, reasonably exercised, that the standards of service and performance offered by the Parent Group are at least as high as those offered by such unrelated third party and that the parent Group shall have offered to provide such services on terms and conditions at least as favorable to the Operating Company as those offered by the unrelated third party. Notwithstanding the foregoing, the KCS Group shall have the sole right at any time and from time to time to determine whether it shall operate any such intermodal terminals or provide such services in the United States or Mexico directly or through its Subsidiaries.

     Section 2.4. Additional Transportation Related Services. If the Operating Company and its Subsidiaries and Affiliates determine at any time during the Term to have transportation logistics services provided by any unaffiliated third party in Mexico which are at the time provided by any member of the Parent Group within Mexico or the United States through its own employees, then the Parent Group shall have the right to make a bid for the provision of such services. In order to allow the Parent Group an adequate opportunity to make a bid for the provision of such services, the Operating Company and its Subsidiaries and Affiliates shall invite the Parent Group at the time it seeks bids for such services from any unaffiliated third party, providing the Parent Group with at least the same notice that is provided to any unaffiliated third party. Such services shall include, but are not limited to:

     (a) Drayage from intermodal terminals to intermodal final destination and vice versa;

     (b) Logistic coordination for intermodal traffic when provided to a third party; and

     (c) Cross-dock and warehousing operations when provided to third parties.

ARTICLE III

COVENANTS OF THE PARTIES

     Section 3.1. Compliance with Law. Each Party shall perform all of its activities, obligations and responsibilities contemplated under this Agreement in compliance with all Applicable Laws.

     Section 3.2. Cooperation. Each Party shall cooperate and work in good faith with the other Party or Parties, as the case may be, to perform and maintain the services described in this Agreement as promptly as possible.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARTIES

     As of the date of this Agreement, and throughout the Term, each Party hereby represents and warrants to the other Parties the following:

     Section 4.1. Due Organization and Good Standing. Each Party is a corporation, duly organized, validly existing, and is qualified and authorized to transact business in, and is in good standing under the laws of, the jurisdiction of its organization and each jurisdiction in which it performs or will perform its obligations under this Agreement, or is otherwise doing business or is otherwise exempt under Applicable Law from such qualification.

     Section 4.2. Authority and Capacity. Each Party represents that the person executing this Agreement has the power, authority and capacity to execute, deliver, and perform its obligations under this Agreement, and has been duly authorized by all necessary corporate action. This Agreement constitutes a valid and legally binding agreement enforceable in accordance with its terms, subject to bankruptcy laws and other similar laws of general application in either the United States or the UMS, as the case may be, affecting rights of creditors and subject to the application of the rules of equity of the United States or the UMS, as the case may be, including those respecting the availability of specific performance.

     Section 4.3. Consent; Litigation. No consent or approval of any other Party or any court or governmental authority is required in connection with the execution, delivery, performance, validity or enforceability of this Agreement. There is no pending claim, cause of action, governmental action or litigation that, if determined adversely, would affect the representing Party’s ability to perform its obligations hereunder. This Agreement will not result in a default under any other agreement to which the Parties are bound.

ARTICLE V

CUSTOMER PRIVACY AND CONFIDENTIALITY OF INFORMATION

     Section 5.1. Confidential Information. Every Party and their respective affiliates, directors, officers, employees, authorized representatives, agents and advisors (including without limitation, attorneys, accountants, consultants, bankers and financial advisors) shall keep confidential all information concerning the proprietary business procedures, products, rates services, operations, marketing materials, fees, policies or plans of the other Party or Parties, as the case may be, and all “Nonpublic Information” of the other Party or Parties, as the case may be, that is received or obtained during the negotiation or performance of this Agreement, whether such information is oral or written, and whether or not labeled as confidential by such party (collectively “Confidential Information”). “Nonpublic Information” shall include all personally identifiable financial information and any list, description or other grouping of consumers, and publicly available information pertaining to them, that is derived using any personally identifiable financial information that is not publicly available, and shall further include all “nonpublic personal information” as defined by federal regulations implementing the Gramm-Leach-Bliley Act, as amended from time to time. “Personally identifiable financial information” means any information a consumer provides to a party in order to obtain a financial product or service, any information a party otherwise obtains about a consumer in connection with providing a financial product or service to that consumer, and any information about a consumer resulting from any transaction involving a financial product or service between a party and a consumer. Personally identifiable information may include, without limitation, a consumer’s first and last name, physical address, zip code, email address, phone number, social security number, birth date, and any other information that itself identifies or when tied to the above information, may identify a consumer.

     Section 5.2. Use of Confidential Information. For as long as Confidential Information is in possession of a Party, such Party shall take reasonable steps, at least substantially equivalent to the steps it takes to protect its own proprietary information, to prevent the use, duplication or disclosure of Confidential Information, other than, by or to its employees or agents who are directly involved in negotiating or performing this Agreement and who are apprised of their obligations under this Section and directed by the receiving Party to treat such information confidentially, or except as required by law or by a supervising regulatory agency of a receiving Party (with information as to the amount of, and manner of calculating the Purchase Price redacted where permitted). Neither Party shall disclose, share, rent, sell or transfer to any third Party any Confidential Information of the other Party or Parties, as the case may be. The Parties shall use Confidential Information only as necessary to perform this Agreement.

     Section 5.3 Exceptions. Notwithstanding anything herein to the contrary, no obligation or liability shall accrue hereunder with respect to any of the information to the extent that such information:

          (a) Is or becomes publicly available other than as a result of acts by a Party or by its representatives or agents in violation of this Agreement; or

          (b) Is in the possession of the Party or of its representatives or agents prior to disclosure; or

          (c) Is or becomes available to a Party from a source that, to the Party’s knowledge, is not bound by a confidentiality agreement with the prohibiting such disclosure; or

          (d) Is, on the advice of counsel, required to be disclosed by law, regulation, judicial order or by other legal process. If so advised by counsel, the Party that is required to make the disclosure shall give prompt written notice to the other Party, shall seek the entry of a protective order or otherwise protect the confidentiality of the Confidential Information being disclosed, and, if a protective order cannot be obtained, the disclosing Party shall only disclose that portion of such Confidential Information as it is legally required to disclose.

ARTICLE VI

TERM AND TERMINATION

     Section 6.1. Term; Termination. The initial term of this Agreement (the “Initial Term”) shall be the period commencing on the Effective Date (as defined in the AAA) of the Acquisition and terminating on the fifth anniversary of the Effective Date; provided, that thereafter this Agreement shall be automatically renewed for periods of one (1) year unless either party gives written notice of intent to terminate to the other parties not less than sixty (60) days prior to expiration of the initial or any subsequent term. (The Initial Term as extended, the “Term.”) Notwithstanding the foregoing, this Agreement shall terminate automatically in the event that (i) TMM Logistics files any voluntary proceeding under any bankruptcy laws, or if TMM Logistics has filed against it any involuntary proceeding under any bankruptcy law which is not dismissed or stayed within 30 days, in either case seeking the adjudication of TMM Logistics as bankrupt or seeking the appointment of a receiver for its assets, or (ii) a Change of Control of the Parent Group occurs and the party effecting such Change of Control is a Competitor, as defined in the AAA. This Agreement may also be terminated by the Operating Company or the KCS Group in the event that the Parent Group or TMM Logisitics, or any officer, director or controlling shareholder of any of the Parent Group or TMM Logistics, has engaged in Improper Conduct.

ARTICLE VII

INDEMNIFICATION

     Section 7.1 Mutual Indemnity. Every Party (in such capacity, referred to as “Indemnitor”) shall indemnify and hold the other Party or Parties, as the case may be, and their respective shareholders, directors, officers, employees, representatives, agents, servants, successors, and assigns (collectively “Indemnitees”) harmless from and shall reimburse Indemnitees for any losses, damages, deficiencies, claims, causes of action or expenses of any nature (including reasonable attorneys’fees and expenses) incurred by Indemnitees arising out of or resulting from any breach of any warranty, representation covenant or obligation of Indemnitor under this Agreement.

     Section 7.2 Indemnification Procedures. After any Party obtains knowledge of any claim, action, suit or proceeding (collectively a “Claim”) for which it believes it is entitled to indemnification under this Agreement, it shall promptly notify the other Party or Parties, as the case may be, of such Claim in writing within ten (10) days after such knowledge. Every Party shall cooperate with the other Party or Parties, as the case may be, in every reasonable manner (at the Indemnitor’s sole expense) to facilitate the defense of any Claim subject to indemnification hereunder. Indemnitees’ failure to promptly notify Indemnitor of a Claim shall not relieve the Indemnitor from any liability under this Section to the extent that Indemnitor is not materially adversely affected by such delay. With respect to each such notice, the Indemnitor shall, at the Indemnitees’ option, immediately take all reasonable action necessary to minimize any risk or loss to the Indemnitees, including retaining counsel satisfactory to the Indemnitees and taking such other actions as are necessary to defend the Indemnitees or to discharge the indemnity obligations under this Section. If the Indemnitor does not timely and adequately conduct such defense, the Indemnitees may, at their option and at Indemnitor’s expense, conduct such defense, contest, litigate or settle the Claim using counsel of their own choice without prejudice to their right of indemnification under this Section. The Indemnitor shall pay on demand any liability incurred by the Indemnitees under this Section. The Indemnitor shall not settle any claim in which the Indemnitees are named without the prior written consent of the Indemnitees, which consent shall not be unreasonably withheld. The Indemnitees shall have the right to be represented by counsel at their own expense in any contest, defense, litigation or settlement conducted by the Indemnitor pursuant to this Section.

ARTICLE VIII

MISCELLANEOUS

     Section 8.1 Relationship. The relationships among the Parties shall be those of independent contractors and no Party shall be or represent itself to be an agent, employee, or joint venturer of the other, nor shall any Party have or represent itself to have any power or authority to act for, bind or commit the other Party or Parties, as the case may be.

     Section 8.2 Survival. The provision of Sections 5, 7 and 8 shall survive termination of this Agreement.

     Section 8.3 Waiver of Damages.NO PARTY SHALL BE LIABLE TO THE OTHER PARTY

FOR ANY ACTUAL, CONSEQUENTIAL, INCIDENTAL, INDIRECT, PUNITIVE, SPECIAL OR OTHER DAMAGES RELATED IN ANY WAY TO THE PARTIES’ OBLIGATIONS UNDER THIS AGREEMENT. OTHER THAN THE LIQUIDATED DAMAGES ON THE TERMS EXPRESSLY PROVIDED FOR IN SECTION 2.1 (c), THE PARTIES AGREE THAT THE ONLY REMEDY AVAILABLE TO EITHER PARTY UNDER THIS AGREEMENT IS THE SPECIFIC ENFORCEMENT OF THE TERMS OF THIS AGREEMENT.

     Section 8.4 No Waiver of Defaults. Any waiver of breach or default pursuant to this Agreement will not be a waiver of any other subsequent default. Failure or delay by any Party to enforce any term or condition of this Agreement will not constitute a waiver of such term or condition.

     Section 8.5 Severability. To the extent that any provision of this Agreement is found by a court of competent jurisdiction to be invalid or unenforceable, that provision notwithstanding, the remaining provisions of this Agreement will remain in full force and effect and such invalid or unenforceable provision will be deleted.

     Section 8.6 Assignment. No Party or its Affiliate may assign any rights or delegate any duties under this Agreement other than to an Affiliate, subject to restrictions on assignment by the Parent Group, as provided in Section 2.1 b, without the prior written consent of the other Parties, as the case may be, and any attempt to do so without that consent will be void.

     The rights granted under this Agreement shall terminate as to any Affiliate at the time any such entity ceases to be an affiliate.

Section 8.7 Notices. All notices required or permitted under this Agreement must be in writing and shall be deemed effectively given: upon personal delivery, when delivered to the address provided below or; when sent by certified mail, postage prepaid and return receipt requested; upon transmission, when transmitted by telecopier, facsimile, telex or other electronic transmission method including E-mail, provided that receipt is confirmed and notice is sent by certified mail, postage prepaid and return receipt requested; or when sent by Federal Express or other nationally recognized overnight delivery service. Any such notice shall be sent to the Party to whom notice is intended to be given at its address as shown below:

if to TMML, to:
Avenida de la Cupside 4755
Col. Parques del Pedregal
C.P. 14010, Mexico, D.F.
Attention: Geraldo Primo

if to TFM, to:
Larry Lawrence
The Kansas City Southern Railway Company

By Courrier Delivery:

427 W. 12th
Kansas City, Missouri 64105

By Regular Mail Delivery:

P. O. Box 219335
Kansas City, MO 64121-9335

if to KCS, to:

Larry Lawrence
The Kansas City Southern Railway Company

By Courrier Delivery:

427 W. 12th
Kansas City, Missouri 64105

By Regular Mail Delivery:

P. O. Box 219335
Kansas City, MO 64121-9335

If any of the parties changes its address, it will notify the other parties of such change in the manner established in this Section, otherwise the notices and communications will be effective when sent to the last address provided pursuant to the provisions of this Clause.

     Section 8.8 Amendment. No alteration, waiver, cancellation, or any other change or modification in any term or condition of this Agreement will be valid or binding on any Party unless made in writing and signed by duly authorized representatives of all Parties.

     Section 8.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to its conflicts of law provisions. Each party hereto hereby consents to personal jurisdiction in any such action brought in any New York state or federal court, consents to service of process by registered mail made upon such party and such party’s agent and waives any objection to venue in any such New York state or federal court and any claim that any such New York state or federal court is an inconvenient forum.

     Section 8.10 Entire Agreement. The terms and conditions herein contained, including all Exhibits hereto, constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede any previous and contemporaneous agreements and understandings, whether oral or written, among the Parties hereto with respect to the subject matter hereof. There are no other agreements, understandings, representations, or promises among the Parties with respect to the subject matter of this Agreement which are not included herein or in the AAA.

     Section 8.11 Counterparts. This Agreement may be executed in one or more counterparts, including facsimiles, each of which will be deemed to be a duplicate original, but all of which, taken together, will be deemed to constitute a single instrument.

     IN WITNESS WHEREOF, this Agreement has been entered into by the Parties as of the ___day of December, 2004.

TFM, S.A. de C.V.,

By:	/s/ Carlos Aguilar

	Name:	Carlos Aguilar
Title:

By:

Name:

Title:

The Kansas City Southern
Railway Company

By:

Name:

Title:

TMM Logistics, S.A. de C.V.

By:	/s/ Horacio Reyes

	Name:	Horacio Reyes
Title:

By:	/s/ Silverio Di Costanzo

	Name:	Silverio Di Costanzo
Title:

Exhibit D

TFM / TMM Owned or Leased Equipment Lists

Equipment List of 300 TMM Pool Equipment trailers owned by or leased by TMM and 110 TFM Pool Equipment Trailers.

Appendix E-1

TFM Cost Model

1.	Crew

a.	Crew salaries, fringe benefits and union contract covenants for every train start involved in traffic.

2.	Fuel

a.	Fuel consumption per locomotive, applied to locomotive type and consist for every train start involved in traffic, multiplied by TFM’s fuel cost.

3.	Locomotives

a.	Haulage transit time plus dwell time, multiplied by rent cost of locomotive consist and locomotive type.

4.	Car hire (platforms)

a.	Per diem plus mileage cost s for intermodal platforms including transit time plus dwell time

5.	Per diem (intermodal units)

a.	Per diem plus mileage costs for intermodal units including transit time plus dwell time

6.	Terminal switch

a.	Rates paid to third party operators of railroad terminals.

7.	Terminal lifts

a.	Rates paid to third party operators of intermodal terminals.

8.	Maintenance of way

a.	TFM’s system average standard cost of maintenance of way derived from P&L statements, expressed on a per ton kilometer basis.

9.	Other Direct

a.	G&A of operations area, per finance and administration analysis.